SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 12th, 2015

DATE, TIME AND PLACE: February 12th 2015, at 12:00pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Mr. Piergiorgio Peluso. The meeting was also attended by Messrs. Oswaldo Orsolin, Chairman of the Fiscal Council (“CF”); Edson Teixer and Sergio Zamora, representatives of the Company’s independent auditors, PricewaterhouseCoopers (“PwC”); and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2014, and to resolve on its submission to the shareholders’ meeting to be convened; (2) To appraise the management’s proposal for the allocation of the results related to the year of 2014 and the dividend distribution by the Company, and to resolve on its submission to the shareholders’ meeting to be convened; (3) To opine on the proposal of use of deferred income tax and social contribution (IN CVM 371); (4) To acknowledge the activities carried out by the Control and Risks Committee (“CCR”); (5) To acknowledge the activities carried out by the Statutory Audit Committee (“CAE”); (6) Election of Mr. Leonardo de Carvalho Capdeville as Chief Technology Officer ("CTO"); and (7) Self-Assessment of the members of the Board of Directors.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, by unanimous decision of all those present and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Approved the Management Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2014, ad referendum of the Annual Shareholders’ Meeting, based on the information provided by the Company’s Management. The Board Members considered the favorable opinion of: (i) CAE; (ii) CF; and (iii) PwC’s that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiaries’ financial and equity position. The Board Members, as it follows, approved the submission of the Management Report and Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2014, to the Company’s Annual Shareholders Meeting to be convened;

(2) Approved the management’s proposal for the allocation of the results related to the year of 2014 and the dividend distribution by the Company, based on the CF’s favorable opinion, and its submission to the Company’s Annual Shareholders Meeting to be convened;

(3) Approved the technical study about the accounting of the deferred tax assets, Income Tax and Social Contribution, of the Company and its subsidiaries, after the PwC’s opinion and CF’s assessment, all in accordance with CVM’s instruction No. 371/2002;

(4) Acknowledged the activities carried out by the Control and Risks Committee at its meeting held on February 11th, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the CCR;

(5) Acknowledged the activities carried out by the Statutory Audit Committee at its meetings held on February 11th, 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of CAE;

(6) Elected Mr. Leonardo de Carvalho Capdeville, Brazilian, married, electrical engineer, bearer of the Identity Card Nr. 83.403-6, issued by SSP/ES, enrolled with the CPF/MF under No. 015.358.317-74, domiciled at Avenida das Américas, No. 3434, Barra da Tijuca, City and State of Rio de Janeiro, for the position of Chief Technology Officer. Mr. Leonardo de Carvalho Capdeville informed that he will sign the Instrument of Investiture and the others statements within the legal terms; (6.1) Therefore, it was ratified the new composition of the Company’s Board of Statutory Officers which shall be composed by 08 (eight) officers: Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Guglielmo Noya, Chief Financial Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Roger Sole Rafols, Chief Marketing Officer; Leonardo de Carvalho Capdeville, Chief Technology Officer; Rogério Tostes Lima, Investor Relations Officer; and Jaques Horn, Legal Officer. All Officers shall remain empowered according to the limits of their authority as established on the Board of Director´s meeting held on February 13th, 2014 and shall remain in the office until the first Board of Directors` meeting to be held after the Annual Shareholders` Meeting of the year 2016; (6.2) In accordance with Article 22, item XXIV of the Company’s By-laws, to indicate to compose the Statutory Board of Officers of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Guglielmo Noya, Chief Financial Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Roger Sole Rafols, Chief Marketing Officer; Leonardo de Carvalho Capdeville, Chief Technology Officer; and Jaques Horn, Legal Officer; and

(7) The Self-Assessment Questionnaire of the Board of Directors was presented and delivered to the Board members for answering.

The Board members were informed about the adjustments made in the annual budget for the year of 2015, approved at the Board meeting held on December 17th, 2014 and which approval already provided adjustments arising from the annual results of the fiscal year that will end on December 31st, 2014. The Board members were also informed about the amendments made in the Industrial Plan for the years 2015-2017.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 12th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 12, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.